CAYPLEX ENTERTAINMENT GROUP, INC

FINANCIAL STATEMENTS AND FULL DISCLOSURES

DECEMBER 31, 2024

CAYPLEX ENTERTAINMENT GROUP, INC

TABLE OF CONTENTS

DECEMBER 31, 2024

Aspire Accounting LLC

1001 S Main St STE 49
Kalispell MT 59901
647 643 5553
s.arulmurugan.cpa@gmail.com

January 15, 2025

Independent Accountant's Review Report

To the Shareholders of Cayplex Entertainment Group, Inc.

We have reviewed the accompanying financial statements of Cayplex Entertainment Group, Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of income and expenses, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Cayplex Entertainment Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Aspire Accounting, LLC
Kalispell, Montana
January 15, 2025


ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

CAYPLEX ENTERTAINMENT GROUP, INC	
Balance Sheet as of December 31 2024	
	US$
<u>ASSETS</u>	
Current Assets	**-**
Non-Current Assets	**-**
Total Assets	**-**
<u>LIABILITIES</u>	
Current Liabilities	
Advance from Shareholders	10,029
Total Liabilities	**-**
Shareholders' Equity	**-**
Capital	
Retained Earnings	(10,029)
Total Shareholders' Equity	**(10,029)**
Total Liabilities and Shareholder Equity	**-**


ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

CAYPLEX ENTERTAINMENT GROUP, INC	
Income Statement for the year ended December 31 2024	
Revenue	-
Total Revenue	**-**
Cost of Goods Sold	**-**
Gross Profit / Loss	**-**
Operating and Administrative Expenses	($422)
Total Expenses	**($422)**
Net Operating Loss	**($422)**
Income Tax Expense	($550)
Net Income / Loss for the year	**($972)**

ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

CAYPLEX ENTERTAINMENT GROUP, INC	
Cash Flow Statement for the year ended December 31 2024	
Cash Flow from Operating Activities	
Net Loss for the year	($972)
Net Cash from Operating Activities	**($972)**
Cash Flow from Investing Activities	-
Net Cash from Investing Activities	-
Cash Flow from Financing Activities	-
Advance from Shareholder	$972
Net Cash from Financing Activities	**$972**
Net Cash generated during the year	-
Cash and Cash Equivalents as on January 1 2024	-
Cash and Cash Equivalents as on December 31 2024	-

CAYPLEX ENTERTAINMENT GROUP, INC

Statement of changes in Shareholders' Equity for the year ended December 31 2024

Particulars	Members Contribution	Retained Earnings	Total
Balance as at January 1 2024	-	**(9,057)**	**(9,057)**
Net Profit / (Loss) for the year	-	($972)	($972)
Add : Members' Contribution	-	-	-
Less : Distributions to Member	-	-	-
Balance as at December 31 2024	-	**(10,029)**	**(10,029)**


ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

Notes to Financial Statements for the Year Ended December 31, 2024

1. Nature of Business

Cayplex Entertainment Group, Inc ("the Company") was formed in Delaware on July 6th, 2023. The Company plans to earn revenue using a first-run movie theater selling tickets & concessions in Grand Bahama, The Bahamas. The Company's headquarters is in Wilmington, Delaware. The Company's customers will be located in The Bahamas.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

2. Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

3. Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

c. Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

d. Revenue Recognition

Revenue Recognition The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when the Company satisfies a performance obligation by transferring control of a promised good or service to a customer. The following steps are applied to achieve this core principle:

- Identify the contract(s) with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations in the contract.
- Recognize revenue when (or as) the performance obligations are satisfied.

Revenue from ticket sales will be recognized at the point in time when customers attend a movie showing. Revenue from concessions will be recognized at the point of sale. Payments received in advance, such as for gift cards or vouchers, will be recorded as deferred revenue until the related performance obligations are satisfied.

e. Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

f. Crowdfunding Campaign

The Company launched a crowdfunding campaign under Regulation CF to raise operating capital. As of December 31, 2024, the Company has successfully raised $65,786 through the platform, which is held in escrow and has not been withdrawn. These funds are not included in the Company's cash or recognized as revenue, as the Company does not yet have access to them.

The crowdfunding campaign is scheduled to close on April 31, 2025. Management intends to use the funds to support the Company's operations, subject to compliance with the terms of the crowdfunding agreement.

The funds raised are expected to be recognized as Equity or Liability or Revenue upon withdrawal, depending on the final terms and conditions associated with the campaign.

ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)

g. Foreign Currency Translation

The Company's operations will primarily be conducted in The Bahamas, where the Bahamian Dollar is the functional currency. The Company will translate financial statements into US Dollars, the reporting currency, in accordance with ASC 830, Foreign Currency Matters. Transactions denominated in foreign currencies will be remeasured to the functional currency, and gains or losses arising from foreign currency transactions will be included in the statement of operations.

4. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not commenced principal operations and is likely to incur losses prior to generating positive working capital for an undetermined period of time. The Company's ability to continue as a going concern within the next twelve months following the date the financial statements were available to be issued is dependent on its ability to generate revenues and/or secure financing sufficient to meet current and future obligations, deploying such funds to achieve profitable operations.

Management has evaluated these conditions and plans to address them by raising capital through a crowdfunding campaign under Regulation CF and other financing activities. However, there is no assurance that these efforts will be successful. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5. Current Liabilities

The Company's founder incurred expenses on behalf of the Company for legal and marketing totaling $9,057 in 2023 and paid state tax expenses amounting to $972 in 2024. This advance is non-interest-bearing and due on demand. The total amount of $10,029 is included in Current Liabilities on the balance sheet.

6. Risks and Uncertainties

The Company is in the early stages of development and has not commenced operations. The success of the Company's planned movie theater business is subject to various risks, including obtaining sufficient funding, competition within the entertainment industry, and market demand for its services. There can be no assurance that the Company will achieve profitable operations.

7. Subsequent Events

Management has evaluated subsequent events through January 15, 2025, the date the financial statements were available to be issued. No events requiring disclosure were identified.

ASPIRE ACCOUNTING LLC
Certified Public Accountant
Arul Murugan Subbaiah
Lic# : 33686 (MT)